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                        Exhibit 8 - List of Subsidiaries

     All subsidiaries are unlisted companies with limited liability established and operating in the PRC.

     Details of Subsidiaries at December 31, 2002 are set out as follows:

                                 Names Under      Attributable
                               Which Business   equity interest
         Company name           is Conducted          (%)           Principal activities
----------------------------   --------------   ---------------   ------------------------
                                                                  Construction of piping
Jilin Jihua Jianxiu Co.,                                          and pressurised
Limited                        Same as left           99          containers

Jilin Xinhua
Nitrochloro-benezene Company   Same as left                       Manufacture and sales of
Limited                                               75          nitrochloro-benzene

Jilin Winsway Chemical                                            Provision of
Industrial Store and           Same as left                       transportation services
Transport Limited                                     70          for chemical products

Jilin City Songmei Acetic                                         Manufacture of acetic
Co., Ltd.                      Same as left           66          acid